Exhibit 99.1

BiondVax Announces Fourth Quarter and Full Year 2019 Financial Results and Provides Business Update

Jerusalem, Israel – June 12, 2020 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal influenza vaccine candidate, today announced its fourth quarter and full year financial results for the year ended December 31, 2019 and provided a business update.

Fourth Quarter 2019 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.456 (NIS/$US) as at December 31, 2019.

●	Total operating expenses were NIS 32.5 million (approximately $9.4 million) compared with NIS 27.9 million for the fourth quarter of 2018.

●	R&D expenses for the fourth quarter amounted to NIS 31.6 million ($9.1 million) compared with NIS 26.6 million for the fourth quarter of 2018.

Full Year 2019 Financial Summary

●	Total operating expenses for 2019 were NIS 78.3 million ($22.6 million) compared with NIS 77 million in 2018.

●	R&D expenses for 2019 amounted to NIS 68.6 million ($19.8 million) compared with NIS 71.9 million in 2018.

As of December 31, 2019, BiondVax had cash and cash equivalents of NIS 72.4 million ($20.9 million) compared to NIS 75.8 million as of December 31, 2018. Complete financial results are available in the Company’s annual report on Form 20-F for the year ended December 31, 2019, which is being filed with the Securities and Exchange Commission today.

*Tables to follow*

2019 Highlights and Recent Corporate Update

●	Pivotal clinical efficacy Phase 3 trial: The pivotal Phase 3 clinical trial aims to compare the safety and clinical efficacy of M-001 versus a placebo in preventing flu illness (as primary endpoints), and in reducing flu illness severity (as a secondary endpoint) from circulating influenza strains. Prior to both the 2018/19 and 2019/20 flu seasons, a total of over 12,400 adult volunteers aged 50+ (with half aged 65+) in seven European countries were enrolled. To date, no serious treatment related adverse events have been identified. Monitoring of the trial’s second cohort (enrolled for the 2019/20 flu season) is nearly complete, and the Phase 3 clinical trial results are expected by the end of 2020.

●	NIH-supported Phase 2 clinical trial: The clinical study report (CSR) of the NIH-supported Phase 2 clinical trial was completed earlier this week. The CSR concludes that “M-001 was safe in this study” and that “M-001 induced significant polyfunctional T cell responses,” indicating that both primary endpoints of the trial were achieved. The trial in 120 adult volunteers, supported by the U.S. National Institute of Allergy and Infectious Diseases (NIAID), part of the National Institutes of Health (NIH), was conducted by several of NIAID’s Vaccine Treatment and Evaluation Units (VTEUs) in the U.S.

●	Pilot manufacturing facility: Equipment installation and scale-up in BiondVax’s pilot manufacturing facility in Jerusalem are in progress. The facility has planned annual capacity of up to between 10 and 20 million doses in bulk.

●	€24 million non-dilutive co-funding: The European Investment Bank (EIB) extended the 2017 co-financing agreement from €20 million to €24 million to support construction of BiondVax’s pilot manufacturing facility in Israel and Phase 3 trial. BiondVax was honored to host Mr. Ambroise Fayolle, EIB Vice-President, during his visit to BiondVax in June 2019 for a signature event celebrating the extension of the financing agreement.

●	$20 million rights offering: In June and July 2019, BiondVax raised approximately US$20 million in a rights offering to existing shareholders.

●	Warrant expiration: BiondVax received proceeds of approximately $4.2 million through exercises of BiondVax warrants between January 1, 2020 and expiration of the warrants in May 2020.

●	New Board members: In September 2019, Mr. Mark Germain was appointed Chairman of the Board of Directors. In March 2020, Mr. Samuel Moed, Dr. Yael Margolin, and Mr. Adi Raviv were elected to the board. Mr. Moed recently served as Senior Vice President, Corporate Strategy at Bristol Myers Squibb (NYSE: BMY).

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of seven completed Phase 1/2 and Phase 2 clinical trials enrolling 818 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. For more information, please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, risks relating to the COVID-19 (coronavirus) pandemic, the prosecution, timing and results of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of receipt of regulatory approval of our manufacturing facility in Jerusalem; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the U.S. Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise additional capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov. We undertake no obligation to revise or update any forward-looking statement for any reason.

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BALANCE SHEETS

In thousands, except share and per share data

			Convenience
			Translation
	December 31,		December 31,
	2018	2019	2019
	N I S		U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	75,883	72,467	20,968
Other receivables	965	656	190

	76,848	73,123	21,158
LONG-TERM ASSETS:
Property, plant and equipment	28,249	34,981	10,122
Right-of-use assets	-	7,136	2,065
Other long-term assets	740	510	148

	28,989	42,627	12,335

	105,837	115,750	33,493
CURRENT LIABILITIES:
Trade payables	20,723	17,062	4,937
Current maturities of lease liabilities	-	694	201
Other payables	1,076	1,203	348

	21,799	18,959	5,486
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,643	14,812	4,286
Lease Liabilities	-	6,809	1,970
Loan from others	94,360	123,780	35,816
Warrants	6,168	16,354	4,732
Severance pay liability, net	82	89	26

	115,253	161,844	46,830
SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.0000001 par value: Authorized: 391,000,000 shares at December 31, 2019 and 2018; Issued and outstanding: 402,351,657 and 261,419,599, shares at of December 31, 2019 and 2018, respectively	*) -	*) -	*) -
Share premium	179,929	255,285	73,867
Accumulated deficit	(211,144)	(320,338)	(92,690)

	(31,215)	(65,053)	(18,823)

	105,837	115,750	33,493

*)	Represents amounts less than NIS\USD 1.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

				Convenience translation
	Year ended December 31,			Year ended December 31,
	2017	2018	2019	2019
	N I S			U.S. dollars
Operating expenses:
Research and development, net of participations	18,777	71,913	68,645	19,863
Marketing, general and administrative	4,879	5,154	9,706	2,808

Total operating expenses	23,656	77,067	78,351	22,671

Operating loss	(23,656)	(77,067)	(78,351)	(22,671)
Financial income	18	2,936	4	1
Financial expense	(10,913)	(13,596)	(30,847)	(8,926)

Loss	(34,551)	(87,727)	(109,194)	(31,596)

Other comprehensive loss:

Items to be reclassified to profit or loss in subsequent periods:
Loss from available-for-sale marketable securities	(6)	-	-	-

Total comprehensive loss	(34,557)	(87,727)	(109,194)	(31,596)

Basic and diluted loss per share	(0.17)	(0.34)	(0.33)	(0.09)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	201,030,768	261,419,599	326,651,721	326,651,721

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